Exhibit 12.1
XO HOLDINGS, INC.
Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands except ratio amounts)

			Successor (2)			Predecessor (2)

	Three Months Ended		Year Ended			Year Ended
	March 31,		December 31,			December 31,
	2006	2005	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes	$(43,658)	$(42,859)	$(146,505)	$(405,543)	$(102,554)	$(1,510,192)	$(2,086,125)

Add:
Interest expense	$7,643	$8,004	$34,291	$26,214	$36,848	$226,451	$465,401
Estimated interest portion of rent expense	5,996	6,028	26,972	22,532	20,672	23,873	30,255
Amortization of capitalized interest	300	200	1,100	700	300	11,200	10,100
Total Earnings	(29,719)	(28,627)	(84,142)	(356,097)	(44,734)	(1,248,668)	(1,580,369)

Combined fixed charges and preferred stock dividends:
Interest expense	7,643	8,004	34,291	26,214	36,848	226,451	465,401
Interest capitalized	896	977	4,011	4,036	2,988	11,112	51,579
Estimated interest portion of rent expense	5,996	6,028	26,972	22,532	20,672	23,873	30,255
Preferred stock dividend	3,288	3,097	12,703	4,910	—	42,247	129,671

Total combined fixed charges and preferred stock dividends:	$17,823	$18,106	$77,977	$57,692	$60,508	$303,683	$676,906

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings to combined fixed charges and preferred stock dividends (in millions) (3) (4)	$47,542	$46,733	$162,119	$413,789	$105,242	$1,552,351	$2,257,275
N/A – Not Applicable

(1)	For purposes of computing the foregoing ratio, earnings are calculated by adding (i) income (loss) from continuing operations before income taxes plus (ii) fixed charges, as defined, exclusive of capitalized interest, plus (iii) amortization of capitalized interest. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and one-third of rent expense, which is deemed to be representative of that portion of rental expense estimated to be attributable to interest. Preferred stock dividends also includes accretion of preferred stock redemption value.

(2)	On January 16, 2003, XO Communications Inc. emerged form bankruptcy and applied the fresh start reporting provisions of Statement of Position 90-7, effective as of January 1, 2003. Fresh start reporting required that the Company adjust the historical cost of its assets and liabilities to their fair values as determined by its reorganization value. Income (loss) from continuing operations for the years ended December 31, 2005, 2004 and 2003 reflects the impact of adopting fresh start reporting as of January 1, 2003, and is therefore not comparable to that of predecessor XO. Upon emergence from bankruptcy, we recognized a net reorganization gain of $3,032.3 million, which is not presented in the above table.

(3)	Income (loss) from continuing operations includes the accounts and activities of the businesses we acquired from Allegiance Telecom, Inc. from June 23, 2004, the acquisition date, through March 31, 2006.

(4)	In 2004, income (loss) from continuing operations included a $212.5 million charge for impairment of goodwill. In 2003, income (loss) from continuing operations included a $33.5 million gain on investment sales. In 2002 and 2001, income (loss) from continuing operations included asset impairment and restructuring charges of $480 million and $509 million, respectively. In 2001, income (loss) from continuing operations included a gain of $345.0 million resulting from the repurchase of certain of XO Inc.’s senior notes.